February 2, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Franklin Wyman, Lisa Vanjoske, Abby Adams, Joseph McCann

Re: BriaCell Therapeutics Corp.

Amendment No. 13 to Registration Statement on Form F-1

Filed January 15, 2021

File No. 333-234292

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby submitting Amendment No. 14 to the Company’s Registration Statement on Form F-1 (“Amendment No. 14”). Amendment No. 14 is being filed to (1) respond to a comment received from the staff of the Securities and Exchange Commission (the “Staff”), relating to the above-referenced Amendment No. 13 to the Registration Statement on Form F-1 and (ii) change the assumed offering price to $4.25 and change the resulting number of units being offered.

For the Staff’s convenience, the Staff’s comment has been stated below in bold type, followed by the Company’s response thereto.

Prospectus Summary, page 1

1.	We note that you updated the filing to add financial results for the period ended October 31, 2020. Given the significant changes in your operating results, which you attribute to “the effects of COVID-19 and lack of funds,” please revise the summary to address the impact of the pandemic, including without limitation, the impact on your clinical trials.

Response: The Company has clarified in Amendment No. 14 that the change in operating results referenced above was due to lack of funds, not to COVID-19. The Company has added language to the prospectus summary on page 10 to explain that the lack of funding has resulted in a pause in enrolling new patients and has also added language describing the impact of COVID-19. The company has also clarified on pages 45 and 47 that the slowdown in clinical trials in the relevant periods was due to lack of funds.

Please do not hesitate to contact me at (212) 930-9700 with any questions or comments regarding this correspondence or on Amendment No. 14 filed herewith. Thank you.

Sincerely,

/s/ Avital Perlman

cc:	(via email)
Dr. William V. Williams
Gregory Sichenzia, Esq.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW